EXHIBIT 11
CROWN CASTLE INTERNATIONAL CORP.
COMPUTATION OF NET INCOME (LOSS)
PER COMMON SHARE
(IN THOUSANDS OF DOLLARS, EXCEPT PER SHARE AMOUNTS)

	Years Ended December 31,
	2010	2009	2008	2007	2006
Income (loss) from continuing operations attributable to CCIC stockholders	$(310,940)	$(114,332)	$(48,858)	$(222,813)	$(47,550)
Dividends on preferred stock	(20,806)	(20,806)	(20,806)	(20,805)	(20,806)
Income (loss) from continuing operations attributable to CCIC stockholders after deduction of dividends on preferred stock for basic and diluted computations	(331,746)	(135,138)	(69,664)	(243,618)	(62,699)
Income (loss) from discontinued operations attributable to CCIC stockholders	—	—	—	—	5,657
Net income (loss) attributable to CCIC stockholders after deduction of dividends on preferred stock for basic and diluted computations	$(331,746)	$(135,138)	$(69,664)	$(243,618)	$(62,699)
Weighted-average number of common shares outstanding during the period for basic and diluted computations (in thousands)	286,764	286,622	282,007	279,937	207,245
Per common share-basic and diluted:
Income (loss) from continuing operations attributable to CCIC stockholders	(1.16)	(0.47)	(0.25)	$(0.87)	$(0.33)
Income (loss) from discontinued operations attributable to CCIC stockholders	—	—	—	—	0.03
Net income (loss)	(1.16)	(0.47)	(0.25)	$(0.87)	$(0.3)